June 22, 2017

Via Edgar
Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Expedia, Inc.
Form 10-K for the Year Ended December 31, 2016
Form 8-K furnished April 27, 2017
File No. 001-37429

Dear Ms. Raminpour:
On behalf of Expedia, Inc. (“Expedia” or the “Company”), we have prepared the following responses to address comments contained in your letter dated May 9, 2017 regarding the above-referenced filings. For your convenience, our responses below correspond to the format of your letter.
Form 10-K for the Year Ended December 31, 2016
Management’s Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations, page 49

1.
We note that you disclose and discuss revenue by segment on page 49. Please revise your MD&A section to also discuss the changes in results of operations by segment. In this regard, you should discuss any significant changes in costs and profitability measure related to each segment, such as Adjusted EBITDA, which is disclosed in Note 19 to the financial statements as your primary operating metric for your segments, or operating income. See Item 303(A) of Regulation S-K.

Response: The Company acknowledges the Staff's comment and in response, in future filings, beginning with our next Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, we will include a table detailing Adjusted EBITDA, our primary operating metric, by segment as well as add discussion of the drivers of any significant changes in Adjusted EBITDA by segment. In addition, we will add additional disclosure including the definition and reconciliation to the most directly comparable GAAP financial measure of Adjusted EBITDA as required for the newly added non-GAAP information. Using our most recent quarterly results as an example, we have provided our sample disclosure for the quarter ended March 31, 2017 compared to 2016 as set forth on Attachment A to this letter.

Financial Statements

Notes to Consolidated Financial Statements

Note 5 – Fair Value Measurements, page F-24

2.
Please revise to include fair value measurement disclosures related to assets and liabilities measured at fair value on a non-recurring basis, such as the indefinite lived intangible assets that were impaired during 2016. See requirements in ASC 820-10-50-2.

Response: The Company acknowledges the Staff’s comment and we have reviewed the disclosure requirements of ASC 820-10-50-2 in light of the comment. Upon our review, we respectfully believe that the Company's consolidated financial statements include the significant disclosure requirements related to assets measured at fair value on a non-recurring basis in the footnotes, albeit outside of the referenced Note 5 – Fair Value Measurements. For example, our disclosures of the indefinite lived intangible assets impairment on page F-26, in Note 7 – Goodwill and Intangible Assets, Net, includes the required measurement date disclosure and reason for the measurement and impairment. In addition, on page F-13, Note 2 – Significant Accounting Policies, our disclosure includes the valuation techniques for such assets. However, we acknowledge that the disclosure requirements relating to the level within the hierarchy of the fair value measurements (Level 3) and the fair value measurement at the measurement date ($76 million) were not included and that aggregating the information into one location would be helpful to the reader of the financial statements. In future filings, as applicable, we will revise our fair value measurement footnote disclosures to include the aggregate of any such non-recurring fair value measurements into the Fair Value Measurements footnote, and ensure completeness of the required disclosures, as requested by the Staff.

Note 19 – Segment Information, page F-43

3.	Please revise to disclose your revenue by product or service in accordance with ASC 280- 10-50-40.

Response: We acknowledge the Staff’s comment and have reviewed the requirements of ASC 280-10-50-40, which requires that revenues from external customers for each product or service or each group of similar products and services be reported separately unless it is impracticable to do so.
We note that, in our MD&A section on pages 40-41 of our Form 10-K for the fiscal year ended December 31, 2016, we disclose the percentage of total revenue for Hotel, HomeAway, Air and Advertising and Media. In addition, on page 50, we disclose revenue by business model components: Merchant, Agency, Advertising and Media and HomeAway. These categories also align with our discussion of revenue recognition in Note 2 – Significant Accounting Policies in our notes to consolidated financial statements. However, in response to the Staff’s comment, we have evaluated our entity-wide disclosures regarding revenue from similar products and services in our consolidated financial statements and will present disclosures in the segment footnote in the notes to consolidated financial statements in future filings, beginning with our next Annual Report on Form 10-K. Using our most recent annual results as an example, we have provided indicative disclosure below.

Revenue by groups of products and services are as follows:

	Year ended December 31,
	2016	2015	2014
	($ in thousands)
Lodging(1)	$6,020,668	$4,638,481	$4,046,632
Advertising and media	807,383	565,704	479,219
Air	777,696	566,123	468,225
Other(2)	1,167,817	902,009	769,409
Total revenue	$8,773,564	$6,672,317	$5,763,485
(1) During the first quarter of 2017, we began disclosing lodging revenue, which includes both hotel accommodations as well as alternative accommodations primarily made through HomeAway.
(2) Other includes car rental, insurance, destination services, cruise and fee revenue related to our corporate travel business, among other revenue streams, none of which are individually material.

Form 8-K furnished April 27, 2017

Exhibit 99.1

4.
We note that in the Financial Summary and Operating Metrics section on page 1, you present Adjusted EBITDA prior to operating and net loss as calculated in accordance with GAAP. To avoid giving undue prominence to this non GAAP measure, please revise to present the most directly comparable GAAP measure, presumably net income (loss), prior to the presentation of this non-GAAP measure. We also note that in your reconciliation of Adjusted EBITDA on page 21, you begin the reconciliation with the non-GAAP measure rather than the GAAP measure. Please revise to begin the reconciliation with the most directly comparable GAAP measure, net income (loss). See Question 102.10 of the Compliance and Disclosure Interpretations updated May 17, 2016

Response: We acknowledge the Staff's comment and in response the Company will revise the presentation in future filings, beginning with our next Form 8-K furnished to present second quarter of 2017 financial results, to reorder Adjusted EBITDA so it appears under operating and net income (loss) in our Financial Summary and Operating Metrics section and will also begin the reconciliation of the non-GAAP measure with the most directly comparable GAAP measure, net income (loss).

Please contact me at (425) 679-3255 (phone) or mokerstrom@expedia.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ MARK D. OKERSTROM
Mark D. Okerstrom
Chief Financial Officer

cc:	Heather Clark, Securities and Exchange Commission
Claire Erlanger, Securities and Exchange Commission
Robert Dzielak, Expedia, Inc. General Counsel and Secretary

ATTACHMENT A
Supplemental disclosure to be included under the discussion of consolidated operating income (loss) in the Results of Operations in Management's Discussion and Analysis is as follows:
Adjusted EBITDA by Segment

	Three Months Ended March 31,
	2017	2016	% Change
	($ in millions)
Core OTA	$306	$292	5%
trivago	21	8	169%
Egencia	27	15	76%
HomeAway	6	17	(66)%
Unallocated overhead costs (Corporate)	(152)	(155)	3%
Total Adjusted EBITDA (1)	$208	$177	18%
(1) Adjusted EBITDA is a non-GAAP measure. See "Definition and Reconciliation of Adjusted EBITDA" below for more information.
Adjusted EBITDA is our primary segment operating metric. See NOTE 10 – Segment Information in the notes to the consolidated financial statements for additional information on intersegment transactions, unallocated overhead costs and for a reconciliation of Adjusted EBITDA by segment to net income attributable to Expedia, Inc. for the periods presented above.
Core OTA Adjusted EBITDA increased $14 million primarily due to an increase of $160 million in revenue, partially offset by an increase in online and offline marketing expense mostly at Brand Expedia and Hotels.com, and including an increase in online spend on trivago as mentioned below.
trivago Adjusted EBITDA increased $13 million primarily due to an increase of $109 million in revenue with growth across all major regions, and including an increase of $40 million in intersegment revenue from Core OTA. Revenue growth was partially offset by higher online and offline marketing expense as trivago also continued to invest to drive global growth.
Egencia Adjusted EBITDA increased $12 million due to an increase in revenue while at the same time leveraging its fixed costs.
HomeAway Adjusted EBITDA decreased $11 million primarily due to higher selling and marketing and technology and content expense, partially offset by an increase of $43 million in revenue. HomeAway continued to invest in offline and online brand marketing to bring more demand to its growing supply base and in growing its product and technology teams.
Unallocated overhead costs decreased slightly primarily due to lower technology and content expense as we lap over an accelerated pace of technology hiring in the prior year, partially offset by higher general and administrative expense to support the growth in business.

Definition and Reconciliation of Adjusted EBITDA
We report Adjusted EBITDA as a supplemental measure to U.S. generally accepted accounting principles ("GAAP"). Adjusted EBITDA is among the primary metrics by which management evaluates the performance of the business and on which internal budgets are based. Management believes that investors should have access to the same set of tools that management uses to analyze our results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP. Adjusted EBITDA has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. Adjusted EBITDA also excludes certain items related to transactional tax matters, which may ultimately be settled in cash, and we urge investors to review the detailed disclosure regarding these matters included above, in the Legal Proceedings section, as well as the notes to the financial statements. The non-GAAP financial measure used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

Adjusted EBITDA is defined as net income (loss) attributable to Expedia adjusted for (1) net income (loss) attributable to non-controlling interests; (2) provision for income taxes; (3) total other expenses, net; (4) stock-based compensation expense, including compensation expense related to certain subsidiary equity plans; (5) acquisition-related impacts, including (i) amortization of intangible assets and goodwill and intangible asset impairment, (ii) gains (losses) recognized on changes in the value of contingent consideration arrangements, if any, and (iii) upfront consideration paid to settle employee compensation plans of the acquiree, if any; (6) certain other items, including restructuring; (7) items included in legal reserves, occupancy tax and other; (8) that portion of gains (losses) on revenue hedging activities that are included in other, net that relate to revenue recognized in the period; and (9) depreciation.
The above items are excluded from our Adjusted EBITDA measure because these items are noncash in nature, or because the amount and timing of these items is unpredictable, not driven by core operating results and renders comparisons with prior periods and competitors less meaningful. We believe Adjusted EBITDA is a useful measure for analysts and investors to evaluate our future on-going performance as this measure allows a more meaningful comparison of our performance and projected cash earnings with our historical results from prior periods and to the results of our competitors. Moreover, our management uses this measure internally to evaluate the performance of our business as a whole and our individual business segments. In addition, we believe that by excluding certain items, such as stock-based compensation and acquisition-related impacts, Adjusted EBITDA corresponds more closely to the cash operating income generated from our business and allows investors to gain an understanding of the factors and trends affecting the ongoing cash earnings capabilities of our business, from which capital investments are made and debt is serviced.
The following table presents a reconciliation of net income (loss) attributable to Expedia, Inc., the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA for the periods presented above.

	Three months ended March 31,
	2017	2016
	(In millions)

Net loss attributable to Expedia, Inc.	$(86)	$(109)
Net income attributable to non-controlling interests	2	—
Provision for income taxes	(47)	(57)
Total other expense, net	58	69
Operating loss	(73)	(97)
Gain on revenue hedges related to revenue recognized	2	9
Restructuring and related reorganization charges, excluding stock-based compensation	2	19
Legal reserves, occupancy tax and other	21	2
Stock-based compensation	47	49
Amortization of intangible assets	67	90
Depreciation	142	105
Adjusted EBITDA	$208	$177